UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

RELIANCE STEEL & ALUMINUM CO.

(Exact name of registrant as specified in its charter)

Delaware	95-1142616
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

350 South Grand Ave., Suite 5100 Los Angeles, California	90071
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:                       (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A is being filed pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to amend the Registration Statement filed by the registrant with the Securities and Exchange Commission on June 2, 1994 to reflect the June 1, 2015 reincorporation of Reliance Steel & Aluminum Co. from California to Delaware (the “Reincorporation”). On June 1, 2015, Reliance Steel & Aluminum Co., a California corporation (“Reliance California”) merged with and into Reliance Steel & Aluminum Co., a Delaware corporation and a wholly-owned subsidiary of Reliance California (the “Company”), with the Company as the surviving entity. Immediately prior to the consummation of the Reincorporation, the Company had nominal assets and liabilities. The shareholders of Reliance California approved the Reincorporation at the 2015 Annual Meeting of Shareholders of Reliance California held on May 20, 2015.

As a result of the Reincorporation: (i) each issued and outstanding share of Reliance California’s common stock, no par value, was automatically converted into one share of the Company’s common stock, $0.001 par value per share (the “Common Stock”); and (ii) each outstanding equity award to purchase or acquire shares of Reliance California’s common stock was converted into an equity award to purchase or acquire an equivalent number of shares of Common Stock on the same terms and subject to the same conditions. Each outstanding certificate representing shares of Reliance California’s common stock automatically represents, without any action, the same number of shares of Common Stock. Reliance California shareholders did not need to exchange their stock certificates as a result of the Reincorporation.

In accordance with Rule 12g-3 under the Exchange Act, the shares of Common Stock were deemed to be registered under Section 12(b) of the Exchange Act as the successor to Reliance California. The Company, as successor issuer to Reliance California, hereby expressly adopts this Form 8-A/A as its own for all purposes of the Exchange Act. The shares of Common Stock of the Company continue to be listed under the symbol “RS” on the New York Stock Exchange.

Prior to June 1, 2015, Reliance California’s corporate affairs were governed by the California General Corporation Law. The rights of Reliance California’s shareholders were subject to Reliance California’s Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws. As a result of the Reincorporation, holders of Reliance California common stock are now holders of Common Stock, and their rights as stockholders are governed by the Delaware General Corporation Law, the Company’s Restated Certificate of Incorporation and the Company’s Amended and Restated Bylaws.

ITEM 1.                Description of Registrant’s Securities to be Registered.

General

The Company’s Restated Certificate of Incorporation provides the authority to issue 200,000,000 shares of Common Stock.  As of May 28, 2015, there were 74,365,496 shares of common stock of Reliance California issued and outstanding.  Each share of Common Stock has the same relative rights and is identical in all respects to each other share of Common Stock.

The only securities being registered on this registration statement are the Common Stock.

Voting Rights

Holders of the Common Stock are entitled to one vote for each share held on each matter submitted to a vote of stockholders.  Generally, in matters other than the election of directors and extraordinary transactions, the affirmative vote of the majority of shares of Common Stock present and entitled to vote on the subject matter constitutes the act of the Company’s stockholders.  In uncontested elections, each director is generally elected by a majority of the votes of the shares of Common Stock cast with respect to that director’s election. In contested elections, the directors are generally elected by a plurality of the votes of the shares of Common Stock cast.  A “majority of votes cast” means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker nonvotes” not counted as votes cast either “for” or “against” that director’s election).  No holder of Common Stock may cumulate votes for the election of directors, which means that the holders of more than 50% of the shares of Common Stock voting for the election of directors can elect 100% of the directors standing for election at any meeting if they choose to do so.

Dividends

Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock of the Company, each holder of Common Stock is entitled to receive dividends as may be declared by the Company’s Board of Directors (the “Board”) out of funds legally available therefor.

Liquidation Rights

In the event of a dissolution, liquidation or winding up of the Company, subject to the rights, if any, of the holders of any outstanding series of preferred stock of the Company, the holders of Common Stock will be entitled to receive the assets of the Company that are legally available for distribution to its stockholders, after payment of all liabilities and debts, ratably in proportion to the number of shares held by them.

Miscellaneous

Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares of Common Stock. The Common Stock is not subject to further calls or assessments by the Company, and there are no redemption or sinking fund provisions applicable to the Common Stock. All issued and outstanding shares of Common Stock are fully paid and non-assessable.

Anti-Takeover Effects of Certain Provisions of the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Blank Check Preferred. The Board is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to establish the number of shares of any series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions of the shares of each such series.

The authority to designate preferred stock may be used to issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of the Common Stock or could also be used as a method of determining, delaying or preventing a change of control.

Advance Notice Requirements for Stockholder Proposals. The Amended and Restated Bylaws contain an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who (i) is a stockholder of record on the record date for the meeting, (ii) is entitled to vote at the meeting, (iii) has given the Company’s corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the annual meeting and (iv) has otherwise complied with the provisions of the Company’s Amended and Restated Bylaws and applicable law.  The Amended and Restated Bylaws may have the effect of precluding or delaying the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Exclusive Forum.  The Company’s Restated Certificate of Incorporation provides that unless the Company consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware; (iv) any action asserting a claim arising pursuant to any provision of the Restated Certificate of Incorporation or the Amended and Restated Bylaws; or (v) any action asserting a claim that is governed by the internal affairs doctrine.  Any person or entity purchasing or otherwise acquiring or holding any interest in the shares of capital stock of the Company will be deemed to have received notice and consented to the exclusive forum provision. This exclusive forum provision may have the effect of discouraging lawsuits against the Company and the Company’s directors, officers, employees and stockholders.

NYSE Listing

The Company’s common stock is listed under the symbol “RS” on the New York Stock Exchange.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for the Common Stock.

The foregoing description of the Common Stock does not purport to be complete and is qualified in its entirety by reference to the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which are filed as exhibits to the Company’s Current Report on Form 8-K filed June 1, 2015 and are incorporated herein by reference.

ITEM 2.                Exhibits.

Exhibit Number	Exhibit Description

3.1

Reliance Steel & Aluminum Co. Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 1, 2015)

3.2

Amended and Restated Bylaws of Reliance Steel & Aluminum Co. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 1, 2015)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

RELIANCE STEEL & ALUMINUM CO.

Date: June 1, 2015	By:	/s/ William A. Smith II
William A. Smith II
Senior Vice President, General Counsel and Corporate Secretary

INDEX TO EXHIBITS

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

3.1

Reliance Steel & Aluminum Co. Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 1, 2015)

3.2

Amended and Restated Bylaws of Reliance Steel & Aluminum Co. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 1, 2015)